UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 11)

INDEVUS PHARMACEUTICALS, INC.

(Name of Subject Company)

INDEVUS PHARMACEUTICALS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

454072109

(CUSIP Number of Class of Securities)

Glenn L. Cooper, M.D.

Chief Executive Officer and Chairman

Indevus Pharmaceuticals, Inc.

33 Hayden Ave.

Lexington, Massachusetts 02421-7966

(781) 861-8444

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Josef B. Volman, Esq.

Burns & Levinson LLP

125 Summer Street

Boston, Massachusetts 02110

(617) 345-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 11 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on January 7, 2009 with the Securities and Exchange Commission (the “SEC”) by Indevus Pharmaceuticals, Inc., a Delaware corporation (the “Company”), as amended by Amendment No. 1 thereto filed on January 12, 2009, Amendment No. 2 thereto filed on January 13, 2009, Amendment No. 3 thereto filed on January 15, 2009, Amendment No. 4 thereto filed on January 21, 2009, Amendment No. 5 thereto filed on February 2, 2009, Amendment No. 6 thereto filed on February 4, 2009, Amendment No. 7 thereto filed on February 5, 2009, Amendment No. 8 thereto filed on February 23, 2009, Amendment No. 9 thereto filed on March 2, 2009 and Amendment No. 10 thereto filed on March 16, 2009 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by BTB Purchaser Inc. (“Purchaser”), a Delaware corporation and a direct wholly-owned subsidiary of Endo Pharmaceuticals Holdings Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company at a purchase price of $4.50 per Share in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.00 per Share in contingent cash consideration payments (less any required withholding taxes) payable by Parent in the future upon achievement of certain milestones related to NEBIDO® (in development for hypogonadism) and octreotide (in development for acromegaly and carcinoid syndrome), two of the Company’s primary product candidates, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 7, 2009, as amended or supplemented from time to time, and the related Letter of Transmittal.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not defined, in this Amendment No. 11 have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 is hereby amended and supplemented by adding the following text to the end of Item 8:

Parent Announces End of Subsequent Offering Period and Results of Offer

On March 19, 2009, Parent issued a press release announcing that American Stock Transfer & Trust Company has advised Parent that, as of 5:00 p.m., New York City time, on March 18, 2009, approximately 70,856,245 Shares were tendered pursuant to the Offer. The total number of Shares tendered pursuant to the Offer represents approximately 89.155% of the currently outstanding Shares. Parent announced that Purchaser has accepted for payment all Shares that were validly tendered during the subsequent offering period. Parent also announced that Purchaser had notified the Company of its intent to exercise its option under the merger agreement to purchase 11,306,421 newly issued Shares in order to ensure ownership of at least 90% of the outstanding Shares. In addition, Parent announced that, to complete the acquisition of 100% of the Shares, Parent intends to effect a short-form merger in which Purchaser will merge with and into the Company, with the Company surviving the merger and continuing as a wholly owned subsidiary of Parent. The full text of the press release is attached as Exhibit (a)(5)(Z) to the Schedule TO and is incorporated herein by reference.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(20)	Press Release issued by Parent, dated as of March 19, 2009 (incorporated by reference to Exhibit (a)(5)(Z) to the Schedule TO filed on March 19, 2009).

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

INDEVUS PHARMACEUTICALS, INC.

By:	/s/ Glenn L. Cooper, M.D.
Name: Glenn L. Cooper, M.D. Title: Chief Executive Officer and Chairman

Dated: March 19, 2009